UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              NORSEMONT MINING INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    656529104
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                              SIMON M. LORNE, ESQ.
                            MILLENNIUM MANAGEMENT LLC
                           666 FIFTH AVENUE, 8TH FLOOR
                            NEW YORK, NEW YORK 10103
                                 (212) 841-4100
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                               SEPTEMBER 13, 2007
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. [ ]

                                  SCHEDULE 13D

--------------------------
CUSIP NO.  656529104
--------------------------

-------------- -----------------------------------------------------------------
        1      NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               MLP Investments (Luxembourg) S.a r.l.
               98-0460806
-------------- -----------------------------------------------------------------
        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a) [ ]
               (b) [X]
-------------- -----------------------------------------------------------------
        3      SEC USE ONLY
-------------- -----------------------------------------------------------------
        4      SOURCE OF FUNDS (See Instructions)

               WC, OO
-------------- -----------------------------------------------------------------
        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [X]
-------------- -----------------------------------------------------------------
        6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Luxembourg
-------------- ----------- -----------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
-------------- ----------- -----------------------------------------------------
                     8     SHARED VOTING POWER

                           3,000,000 (see Item 5)
-------------- ----------- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           -0-
-------------- ----------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (See Instructions)                           [ ]
-------------- -----------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.9%
-------------- -----------------------------------------------------------------
        14     TYPE OF REPORTING PERSON (See Instructions)

               CO
-------------- -----------------------------------------------------------------


                               Page 2 of 15 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP NO.  656529104
--------------------------

-------------- -----------------------------------------------------------------
        1      NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Integrated Holding Group LP
               13-3631307
-------------- -----------------------------------------------------------------
        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a) [ ]
               (b) [X]
-------------- -----------------------------------------------------------------
        3      SEC USE ONLY
-------------- -----------------------------------------------------------------
        4      SOURCE OF FUNDS (See Instructions)

               WC, OO
-------------- -----------------------------------------------------------------
        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [X]
-------------- -----------------------------------------------------------------
        6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------- ----------- -----------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
-------------- ----------- -----------------------------------------------------
                     8     SHARED VOTING POWER

                           3,000,000 (see Item 5)
-------------- ----------- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           -0-
-------------- ----------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (See Instructions)                           [ ]
-------------- -----------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.9%
-------------- -----------------------------------------------------------------
        14     TYPE OF REPORTING PERSON (See Instructions)

               HC, PN
-------------- -----------------------------------------------------------------


                               Page 3 of 15 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP NO.  656529104
--------------------------

-------------- -----------------------------------------------------------------
        1      NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Millennium International Management LP
               13-3994985
-------------- -----------------------------------------------------------------
        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a) [ ]
               (b) [X]
-------------- -----------------------------------------------------------------
        3      SEC USE ONLY
-------------- -----------------------------------------------------------------
        4      SOURCE OF FUNDS (See Instructions)

               WC, OO
-------------- -----------------------------------------------------------------
        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [X]
-------------- -----------------------------------------------------------------
        6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------- ----------- -----------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
-------------- ----------- -----------------------------------------------------
                     8     SHARED VOTING POWER

                           3,000,000 (see Item 5)
-------------- ----------- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           -0-
-------------- ----------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (See Instructions)                           [ ]
-------------- -----------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.9%
-------------- -----------------------------------------------------------------
        14     TYPE OF REPORTING PERSON (See Instructions)

               PN
-------------- -----------------------------------------------------------------


                               Page 4 of 15 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP NO.  656529104
--------------------------

-------------- -----------------------------------------------------------------
        1      NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Millennium International Management GP LLC
               20-5077371
-------------- -----------------------------------------------------------------
        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a) [ ]
               (b) [X]
-------------- -----------------------------------------------------------------
        3      SEC USE ONLY
-------------- -----------------------------------------------------------------
        4      SOURCE OF FUNDS (See Instructions)

               WC, OO
-------------- -----------------------------------------------------------------
        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [X]
-------------- -----------------------------------------------------------------
        6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------- ----------- -----------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
-------------- ----------- -----------------------------------------------------
                     8     SHARED VOTING POWER

                           3,000,000 (see Item 5)
-------------- ----------- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           -0-
-------------- ----------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (See Instructions)                           [ ]
-------------- -----------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.9%
-------------- -----------------------------------------------------------------
        14     TYPE OF REPORTING PERSON (See Instructions)

               HC, OO
-------------- -----------------------------------------------------------------


                               Page 5 of 15 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP NO.  656529104
--------------------------

-------------- -----------------------------------------------------------------
        1      NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Millennium Management LLC
               13-3804139
-------------- -----------------------------------------------------------------
        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a) [ ]
               (b) [X]
-------------- -----------------------------------------------------------------
        3      SEC USE ONLY
-------------- -----------------------------------------------------------------
        4      SOURCE OF FUNDS (See Instructions)

               WC, OO
-------------- -----------------------------------------------------------------
        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [X]
-------------- -----------------------------------------------------------------
        6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------- ----------- -----------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
-------------- ----------- -----------------------------------------------------
                     8     SHARED VOTING POWER

                           3,000,000 (see Item 5)
-------------- ----------- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           -0-
-------------- ----------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (See Instructions)                           [ ]
-------------- -----------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.9%
-------------- -----------------------------------------------------------------
       14      TYPE OF REPORTING PERSON (See Instructions)

               OO
-------------- -----------------------------------------------------------------


                               Page 6 of 15 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP NO.  656529104
--------------------------

-------------- -----------------------------------------------------------------
        1      NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Israel A. Englander
-------------- -----------------------------------------------------------------
        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a) [ ]
               (b) [X]
-------------- -----------------------------------------------------------------
        3      SEC USE ONLY
-------------- -----------------------------------------------------------------
        4      SOURCE OF FUNDS (See Instructions)

               WC, OO
-------------- -----------------------------------------------------------------
        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [X]
-------------- -----------------------------------------------------------------
        6      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
-------------- ----------- -----------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
-------------- ----------- -----------------------------------------------------
                     8     SHARED VOTING POWER

                           3,000,000 (see Item 5)
-------------- ----------- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           -0-
-------------- ----------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,000,000 (see Item 5)
-------------- -----------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (See Instructions)                           [ ]
-------------- -----------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.9%
-------------- -----------------------------------------------------------------
       14      TYPE OF REPORTING PERSON (See Instructions)

               IN
-------------- -----------------------------------------------------------------


                               Page 7 of 15 Pages

                                EXPLANATORY NOTE

ITEM 1.       SECURITY AND ISSUER.

     The name of the issuer is Norsemont Mining Inc., a British Columbia, Canada corporation (the "Issuer"). The address of the Issuer's offices is Suite 507-700 West Pender Street, Vancouver, British Columbia, V6C 1G8. This Schedule 13D relates to the Issuer's common stock, no par value (the "Common Stock").

ITEM 2.       IDENTITY AND BACKGROUND.

     (a)-(c), (f) This statement is being filed by MLP Investments (Luxembourg) S.a r.l., a company organized under the laws of Luxembourg ("MLP Investments (Luxembourg)").

     Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group") is the 100% shareholder of MLP Investments (Luxembourg), and consequently may be deemed to have voting control and investment discretion over securities owned by MLP Investments (Luxembourg). Millennium Management LLC ("Millennium Management") is the general partner of Integrated Holding Group and consequently may be deemed to have voting control and investment discretion over securities owned by Integrated Holding Group. Millennium International
Management LP, a Delaware limited partnership ("Millennium International Management") is the investment manager to MLP Investments (Luxembourg), and consequently may be deemed to have voting control and investment discretion over securities owned by MLP Investments (Luxembourg). Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP") is the general partner of Millennium International Management, and consequently may be deemed to have voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and of Millennium International Management GP, and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management or Millennium International Management GP, as the case may be. The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, Millennium International Management, Millennium International Management GP, or Mr. Englander as to beneficial ownership of the shares owned by MLP Investments (Luxembourg).

     The business address for Millennium Management, Integrated Holding Group and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. The business address for MLP Investments (Luxembourg), Millennium International Management, and Millennium International Management GP is c/o Millennium International Management, L.P., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) On December 1, 2005, Millennium  Management,  Millennium  International
Management  and  Mr.  Englander,   together  with  Millennium   Partners,   L.P.
("Millennium


                               Page 8 of 15 Pages

Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1,
2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

     Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 13, 2007, MLP Investments (Luxembourg) acquired 3,000,000 units ("Unit") for C$1.60 per Unit for total consideration of C$4,800,000 in a private placement. Each Unit consists of one share of the Issuer's Common Stock and one-half of a warrant ("Warrant") to purchase the Issuer's Common Stock. Each whole Warrant entitles the holder to acquire one share of the Issuer's Common Stock at an exercise price of C$1.95 per share. MLP Investments (Luxembourg) effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.       PURPOSE OF TRANSACTION.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.


                               Page 9 of 15 Pages

     The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting
Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, MLP Investments (Luxembourg) is the beneficial owner of (i) 3,000,000 shares of Common Stock and (ii) Warrants to purchase 1,500,000 shares of Common Stock. However, exercise of the Warrants requires conditional approval by the Toronto Stock Exchange. As of the date hereof, such conditional approval has not yet been received, and thus, as of the date hereof, such Warrants are not exercisable.

     Integrated Holding Group, as the 100% shareholder of MLP Investments (Luxembourg), may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by MLP Investments (Luxembourg).

     Millennium Management, as the general partner of Integrated Holding Group, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by MLP Investments (Luxembourg).

     Millennium  International  Management,  as the  investment  manager  to MLP
Investments (Luxembourg), may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by MLP Investments (Luxembourg).

     Millennium International Management GP, as the general partner of Millennium International Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by MLP Investments (Luxembourg).

     Mr. Englander, as the managing member of Millennium International Management GP and Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by MLP Investments (Luxembourg).

     Accordingly, as of the date of this filing, MLP Investments (Luxembourg), Integrated Holding Group, Millennium Management, Millennium International Management, Millennium International Management GP and Mr. Englander may be deemed to be beneficial owners of 3,000,000 shares of Common Stock which represents 7.9% of the Issuer's Common Stock (based on 37,762,878 shares of Common Stock outstanding as of September 13, 2007, as reported in the Issuer's press release dated September 13, 2007).

     The  foregoing  should not be construed in and of itself as an admission by
Millennium  Management,   Integrated  Holding  Group,  Millennium  International
Management, Millennium


                              Page 10 of 15 Pages

International Management GP, or Mr. Englander as to beneficial ownership of the shares held by MLP Investments (Luxembourg).

     (b) MLP Investments (Luxembourg), Integrated Holding Group, Millennium Management, Millennium International Management, and Millennium International Management GP and Mr. Englander may be deemed to hold shared power to vote and to dispose of the 3,000,000 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium Management, Millennium International Management, Millennium International Management GP, or Mr. Englander as to beneficial ownership of the shares held by MLP Investments (Luxembourg).

     (c) Transactions in Common Stock during the past 60 days: On September 13, 2007, MLP Investments (Luxembourg) acquired 3,000,000 Units for C$1.60 per Unit for total consideration of C$4,800,000 in a private placement. Each Unit consists of one share of the Issuer's Common Stock and one-half of a Warrant to purchase the Issuer's Common Stock.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with arrangements with MLP Investments (Luxembourg)'s prime brokers, such prime brokers are permitted to lend securities in MLP Investments (Luxembourg)'s accounts to the extent permitted by debit balances in such account. MLP Investments (Luxembourg) generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, MLP Investments (Luxembourg) (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

     There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit I: Joint Filing Agreement, dated as of September 21, 2007, by and among MLP Investments (Luxembourg) S.a.r.l., Integrated Holding Group LP, Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.







                              Page 11 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2007



                                     MLP INVESTMENTS (LUXEMBOURG) S.A.R.L.

                                     By: Millennium International Management LP
                                         as investment manager

                                     By: /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:  Terry Feeney
                                     Title: Chief Operating Officer


                                     INTEGRATED HOLDING GROUP LP

                                     By: Millennium Management LLC
                                         its general partner

                                     By: /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:  Terry Feeney
                                     Title: Chief Operating Officer


                                     MILLENNIUM INTERNATIONAL
                                     MANAGEMENT LP

                                     By: /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:  Terry Feeney
                                     Title: Chief Operating Officer


                                     MILLENNIUM INTERNATIONAL
                                     MANAGEMENT GP LLC

                                     By: /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:  Terry Feeney


                              Page 12 of 15 Pages

                                     Title: Chief Operating Officer


                                     MILLENNIUM MANAGEMENT LLC

                                     By: /s/ Terry Feeney

                                     -------------------------------------------
                                     Name:  Terry Feeney
                                     Title: Chief Operating Officer


                                     /s/ Israel A. Englander by David Nolan
                                     pursuant to Power of Attorney filed with
                                     the SEC on June 6, 2005
                                     -------------------------------------------
                                     Israel A. Englander













                              Page 13 of 15 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, no par value, of Norsemont Mining Inc., a British Columbia, Canada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  September 21, 2007


                                     MLP INVESTMENTS (LUXEMBOURG) S.A.R.L.

                                     By: Millennium International Management LP
                                         as investment manager

                                     By: /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:  Terry Feeney
                                     Title: Chief Operating Officer


                                     INTEGRATED HOLDING GROUP LP

                                     By: Millennium Management LLC
                                         its general partner

                                     By: /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:  Terry Feeney
                                     Title: Chief Operating Officer


                                     MILLENNIUM INTERNATIONAL
                                     MANAGEMENT LP

                                     By: /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:  Terry Feeney
                                     Title: Chief Operating Officer






                              Page 14 of 15 Pages

                                     MILLENNIUM INTERNATIONAL
                                     MANAGEMENT GP LLC

                                     By: /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:  Terry Feeney
                                     Title: Chief Operating Officer


                                     MILLENNIUM MANAGEMENT LLC

                                     By: /s/ Terry Feeney

                                     -------------------------------------------
                                     Name:  Terry Feeney
                                     Title: Chief Operating Officer


                                     /s/ Israel A. Englander by David Nolan
                                     pursuant to Power of Attorney filed with
                                     the SEC on June 6, 2005
                                     -------------------------------------------
                                     Israel A. Englander




















                              Page 15 of 15 Pages